MAINSTAY CBRE GLOBAL INFRASTRUCTURE MEGATRENDS FUND

51 MADISON AVENUE

NEW YORK, NEW YORK 10010

VIA EDGAR CORRESPONDENCE

September 7, 2021

Mr. Mark Cowan

Division of Investment Management, Disclosure Review Office

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	MainStay CBRE Global Infrastructure Megatrends Fund (the “Fund” or the “Registrant”)

(SEC File Nos. 333-255283 and 811-23654)

Dear Mr. Cowan:

This letter responds to comments provided by you on August 27, 2021, with respect to updates to the Fund’s registration statement (the “Registration Statement”) that were filed via Correspondence with the Securities and Exchange Commission on August 5, 2021. On behalf of the Registrant, your comments and our responses thereto are provided below.

All defined terms in this letter have the same meaning as in the Registration Statement, except as otherwise defined herein.

1.	Please delete the references to the Fund’s investments in both MLP and the securities of companies located or doing business in emerging market countries from the front cover.

Response: The Registrant has made the requested updates in response to this comment.

2.	Please briefly describe each of the Fund’s megatrends on the front cover and include corresponding references to the United Nations Sustainable Development Goals given the Fund’s apparent ESG focus.

Response: The Registrant has removed all references to the United Nations Sustainable Development Goals.

3.	Please relocate the disclosure regarding Rule 481(e) Dealer Prospectus Delivery Obligations to the back-cover page.

Response: The Registrant has made the requested update in response to this comment.

4.	Please delete the following disclosure as the Fund is not permitted to successively extend the Termination Date:

The Termination Date may be extended one or more times by the Board of Trustees prior to the first business day of the sixth month before the next occurring Extended Termination Date.

Response: The Registrant has made the requested update in response to this comment.

5.	Please streamline the cover pages and summary section to disclose only principal strategies and risks.

Response: The Registrant has made the requested updates in response to this comment.

6.	Please confirm whether investments in master limited partnerships should be included as part of the Fund’s investment strategies.

Response: The Registrant has removed investments in master limited partnerships from its investment strategies.

7.	Please remove the following disclosure from the “Investment Strategies” section of the summary:

It is the opinion of the Subadvisor that such investments by the Fund will offer investors exposure to certain megatrends that offer alignment with a number of the United Nation’s Sustainable Development Goals.

Response: The Registrant has removed this disclosure in response to this comment.

8.	Please clarify the nexus between the United Nation’s Sustainable Development Goals (“UNSDGs”) and the “digital transformation” megatrend. The Staff does not believe that there is a nexus between this megatrend and the UNSDGs.

Response: The Registrant has removed all references to the United Nations Sustainable Development Goals.

9.	Please describe each of the UNSDGs and how the Fund’s investments will offer investors exposure to the three megatrends that align with the UNSDGs.

Response: The Registrant has removed all references to the United Nations Sustainable Development Goals.

10.	The Staff believes that “decarbonization” is the only megatrend that is related to ESG. Please update the disclosure to more clearly describe the nexus between the three megatrends and the Fund’s ESG strategy.

Response: The Registrant has removed all references to ESG.

11.	Please update the “Investment Strategies” section of the summary to reflect that the “digital transformation” megatrend is not part of the UNSDGs and also that it is unrelated to the Fund’s other megatrends.

Response: The Registrant has removed all references to the United Nations Sustainable Development Goals.

12.	Please update the disclosure regarding the “decarbonization” megatrend in the “Investment Strategies” section of the summary to describe how the Subadvisor determines whether an infrastructure company enables the transition to cleaner energy sources and electrification.

Response: The Registrant has made the requested update in response to this comment.

13.	Please update the disclosure regarding the “decarbonization” megatrend in the “Investment Strategies” section of the summary to identify the types of cleaner energy.

Response: The Registrant has made the requested update in response to this comment.

14.	Please disclose what percentage of the Fund’s assets will be allocated to each of the three megatrends. Please update the “Investment Process” section of the summary to describe how the megatrends are utilized in the Subadvisor’s investment process.

Response: The Sub-Adviser does not incorporate asset allocation percentage guidelines into its investment process. The Fund’s assets may be allocated in any percentage to any of the three megatrends, consistent with its fundamental policies and any applicable restrictions under the 1940 Act.

15.	Please update the disclosure regarding the “asset modernization” megatrend in the “Investment Strategies” section of the summary to more closely tie the concept of sustainability and the UNSDGs on industrialization.

Please disclose whether certain investments that focus on the “asset modernization” megatrend may conflict with the “decarbonization” megatrend. The Staff notes that some of the investments relating to the “asset modernization” megatrend may be carbon-intensive and thus present an intuitive conflict with the “decarbonization” megatrend.

Response: The Registrant has removed all references to the United Nations Sustainable Development Goals.

16.	In the “Investment Process” section of the summary, please include additional details about the Subadvisor’s valuation model and the risk factors that are considered, including ESG. Please disclose how the Subadvisor weighs each factor.

Response: The Registrant has removed all references to the United Nations Sustainable Development Goals.

17.	In the “Investment Process” section of the summary, please provide examples of the underlying ESG risk factors that the Subadvisor considers as part of its investment process.

Response: The Registrant has removed all references to ESG.

18.	Please disclose the risks associated with the Subadvisor’s use of third-party ESG scores, including the variability of such scores across third-party providers.

Response: The Registrant has removed all references to ESG.

Leverage

19.	Please delete the following disclosure that “although it has no current intention to do so the Fund may also employ leverage by…investing in derivative instruments that have the economic effect of leverage, such as futures, options, and swaps to seek enhanced returns or to seek to reduce the risk of loss of (hedge) certain of its holdings. Please clarify whether in fact the quoted disclosure is applicable to derivative instruments, given the disclosure elsewhere in the prospectus regarding the fund’s investments in derivatives.”

Response: The Registrant has removed references to investments in derivatives from the prospectus.

20.	The disclosure notes that the management and subadvisory fees payable to the Manager and Subadvisor, respectively, will be higher when leverage is utilized and that this will create a conflict of interest between the Manager and Subadvisor, on the one hand, and the holders of the common shares, on the other hand. Please disclose how this conflict will be managed.

Response: To monitor this potential conflict, the Board intends to periodically review (in connection with its obligations under Section 15(c) of the 1940 Act) the Fund’s use of leverage, including its impact on the Fund’s performance and on the fees paid to the Manager and Subadvisor.

21.	Please include disclosure noting that the Fund does not expect to use leverage during the wind-down period.

Response: The Registrant has made the requested update in response to this comment.

Risk Factors

22.	Please include risk disclosure that addresses the Fund’s alignment with the UNSDGs and the Subadvisor’s ability to identify infrastructure companies within the three identified megatrends.

Response: The Registrant has removed all references to the United Nations Sustainable Development Goals.

23.	Infrastructure Industry Concentration Risk. Please make the following updates to the first sentence of this risk factor:

Because the Fund concentrates (i.e., invests more than 25% of the Fund’s assets) its investments in the infrastructure group of industries, the Fund may be subject to greater risks and market fluctuations than a fund whose portfolio has exposure to a broader range of industries.

Response: The Registrant has made the requested updates in response to this comment.

24.	Infrastructure Industry Concentration Risk. Please include a cross-reference to subsequent disclosure in the Registration Statement that describes the specific risks associated with the infrastructure group of industries.

Response: The Registrant has made the requested update in response to this comment.

25.	MLP Risk. Please confirm whether this is a principal risk.

Response: The Registrant has deleted this principal risk.

26.	Leverage Risk. Please make the following update to the risk disclosure:

When the Fund uses leverage, the investment advisory fees payable to the Manager and the Subadvisor will be higher than if the Fund did not use leverage.

Response: The Registrant has made the requested update in response to this comment.

27.	Explain why only certain derivative transactions result in leverage.

Response: The Registrant has removed references to investments in derivatives from the prospectus.

28.	Delay in Use of Proceeds. Please remove this as a principal risk as the Fund expects to be fully invested within three months.

Response: The Registrant has made the requested update in response to this comment.

Summary of Fund Expenses

29.	Please remove the reference to Managed Assets and revert to net assets as shown in the table.

Response: The registrant believes that the disclosure is consistent with Form N-2 requirements and market practice.

Risk Factors

30.	Foreign Securities Risk. Please explain how “country of risk” is determined.

Response: The Registrant believes that the current disclosure sufficiently explains how the “country of risk” is determined via the use of a third-party service provider.

Distributions

31.	The Registrant discloses that preferred shares “could also be used as an anti-takeover device.” Please similarly disclose for other takeover measures described in the Registration Statement.

Response: The Registrant notes that the section entitled “Change of Control Provisions” similarly discloses the other anti-takeover provisions that have been adopted by the Board. Accordingly, no changes to the disclosure have been made in response to this comment.

Certain provisions in the declaration of trust and by-laws

32.	Under the heading, “Certain provisions in the declaration of trust,” the disclosure states, “The information contained under this heading is only a summary and is subject to the provisions contained in the Fund’s Declaration of Trust and By-Laws and applicable laws, which are on file with the SEC.” Please replace this disclosure with the following:

The information contained under this heading is only a summary. Please refer to the provisions in Fund’s Declaration of Trust and By-Laws, which are on file with the SEC, for more information.

Response: The Registrant has made the requested update in response to this comment.

Limited Term

33.	Please disclose that the Fund will continue to comply with its “names rule” policy during the wind-down period.

Response: The Registrant has made the requested update in response to this comment.

Control Share Acquisition

34.	Please include disclosure in the Section entitled “Control Share Acquisition” that the Staff is of the view that the Staff Statement regarding Control Share Acquisition Statutes, dated May 27, 2020, only applies to closed-end funds that are organized in a state that has expressly adopted a control share statute, and that Delaware has not adopted such a statute.

Response: The Registrant has made the requested change in response to this comment.

* * * *

Please contact the undersigned at 201-744-3598 should you have any questions regarding this matter.

Sincerely,

/s/ Brian J. McGrady
Brian J. McGrady
Assistant Secretary